SCHEDULE 13D/A

CUSIP No: 00301T102

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
2/24/2011	(-1,201)	17.62
2/25/2011	(-8,809)	17.70
3/1/2011	(-400)	17.78
3/2/2011	(-11,600)	17.70
3/08/2011	(-17,990)	17.84